SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 1,

2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release

“Philips successfully prices offering of Notes for EUR 1.0 billion”, dated August 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 1st day of September, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

August 31, 2017

Philips successfully prices offering of Notes for EUR 1.0 billion

Amsterdam, the Netherlands – Koninklijke Philips N.V. (“Royal Philips”) (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced the successful pricing of its issue of EUR 500 million floating rate notes due 2019 (the “Floating Rate Notes”) and EUR 500 million fixed rate notes due 2023 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”).

The net proceeds of the offering will be used for the repayment of the EUR 1.0 billion bridge loan which was entered into for the purpose of financing the acquisition of The Spectranetics Corporation and for general purposes.

The issue price for the Floating Rate Notes is 100.300% with a Coupon of 3M Euribor + 20 basis points, and the issue price for the Fixed Rate Notes is 99.465% with a Coupon of 0.500%, resulting in a yield of 0.591%.

Settlement and issue of the Notes is scheduled for September 6, 2017. Application has been made for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to trading on the regulated market of the Luxembourg Stock Exchange.

Philips is committed to a strong investment grade credit rating. Currently, the company has a BBB+ rating (with stable outlook) by Standard & Poor’s, a Baa1 rating (with stable outlook) by Moody’s and an A- rating (with stable outlook) by Fitch.

For further information, please contact:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 1521 3446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

August, 2017 Page: 2

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE ‘SECURITIES ACT‘), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE IS NO INTENTION TO REGISTER ANY SECURITIES REFERRED TO HEREIN IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) at persons falling within Article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Order (all such persons together being referred to as “relevant persons”). This press release must not be acted or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

Relevant stabilisation regulations including FCA/ICMA apply.

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.